11021384

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49647

FACING PAGE

equired of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMERZ MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WORLD FINANCIAL CENTER
(No. and Street)

NEW YORK (City) NEW YORK (State) 10281-1050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YOKO HUBLEY 212-266-7525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, YOKO HUBLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMERZ MARKETS LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARUITE PERSAUD
Notary Public, State of New York
No. 01PE6207842
Qualified in Bronx County
Commission Expires June 15, 20 13

Signature

PRINCIPAL FINANCIAL OFFICER
Title

Margarite Persaud
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Supplementary report of independent accountants on internal control pursuant to SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerz Markets LLC

(A Wholly-Owned Subsidiary of Commerzbank AG)

Statement of Financial Condition

December 31, 2010

pwc

Report of Independent Auditors

The Board of Managers and Member
of Commerz Markets LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Commerz Markets LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 3 to the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

March 10, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Commerz Markets LLC
(A Wholly-Owned Subsidiary of Commerzbank AG)
Statement of Financial Condition
December 31, 2010

(dollars in thousands)

Assets	
Cash	$ 19,537
Securities purchased under agreements to resell	2,349,906
Securities segregated under federal regulations	53,992
Deposits with clearing organizations	36,133
Securities borrowed	7,253,112
Collateral accepted for securities loaned	4,628,686
Receivable from broker-dealers and clearing organizations	55,701
Financial instruments owned, at estimated fair value (including $17,149 pledged to counterparties)	24,264
Accrued interest and dividends receivable	10,355
Other assets	21,288
Total assets	$ 14,452,974
Liabilities and Member's Equity	
Liabilities:	
Short-term bank loan	$ 485,000
Securities sold under agreements to repurchase	1,900,382
Securities loaned	5,816,211
Obligation to return collateral accepted for securities loaned	4,628,686
Payable to broker-dealers and clearing organizations	828,460
Payable to customers	18,117
Financial instruments sold, not yet purchased, at fair value	20,462
Accrued interest and dividends payable	9,828
Accounts payable, accrued expenses, and other liabilities	26,287
	13,733,433
Commitments and contingencies (Note 11)	
Subordinated borrowings	300,000
Member's equity	419,541
Total liabilities and member's equity	$ 14,452,974

The accompanying notes are an integral part of this statement

1. Organization and Business

Dresdner Kleinwort Securities LLC changed its name to Commerz Markets LLC (the "Company"), effective April 19, 2010. Commerz Markets LLC is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered introducing broker under the Commodity Exchange Act. The Company is a limited liability company and a wholly owned subsidiary of Commerzbank AG, a financial institution organized under the laws of the Federal Republic of Germany. The Company is a member of various securities and commodities exchanges.

The Company acts as a broker and/or dealer in domestic and foreign equity securities, U.S. government and agency securities, commercial paper and corporate debt obligations. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements and securities borrowing and lending. The Company also provides investment banking services in connection with corporate transactions.

2. Significant Accounting Policies

a. Basis of Financial Information

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

b. Financial Instruments Owned and Sold

Customers buy and sell securities through the Company on an agency or principal basis. Agency transactions are recorded on settlement date. Principal transactions with customers or other counterparties are recorded on trade date and are carried at fair value in financial instruments owned and financial instruments sold, not yet purchased. In addition, exchange traded futures and options on futures are used by the Company for trading purposes, including economic hedges of other trading instruments, and are carried at fair value on a trade-date basis.

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification or ASC) 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy of inputs for measuring value:

Level 1 inputs	Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.
Level 2 inputs	Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs (interest rates and yield curves) or other inputs derived from/corroborated by observable market data.
Level 3 inputs	Best information available when no observable market activity for the asset or liability exists at the measurement date.

In valuing its positions, the Company uses listed market prices for exchange traded securities and derivatives and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities. As such, the Company's trading positions are generally classified in Level 1.

c. Resale and Repurchase Agreements

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) are treated as short-term collateralized financing transactions, which are collateralized by U.S. government securities and are carried at their contractual amounts. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under ASC 210-20. Interest on reverse repurchase agreements and repurchase agreements is recorded on accrual basis and is reported as part of accrued interest receivable and accrued interest payable, respectively.

The company also enters into repurchase agreements and reverse repurchase agreements that mature on the same date as the securities. The Company accounts for these transactions in accordance with the accounting standard for transfers and servicing (ASC 860).

d. Securities Lending Activities

Securities borrowed and securities loaned transactions require the borrower to deposit cash, letters of credit, or other collateral with the lender and are recorded at the amount of cash collateral or fair value of other collateral advanced or received. With respect to securities loaned, the Company receives collateral in the form of cash or other securities. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. Interest on securities borrowed and securities loaned transactions is recorded on accruals basis and is reported as part of accrued interest receivable and accrued interest payable, respectively.

e. Collateral

The Company has identified in financial instruments owned, pledged to counterparties, the fair value of securities it owns which counterparties have the right to sell or repledge. The Company also reports the fair value of collateral it received which it has the ability to sell or repledge and its obligation to return the collateral.

f. Translation of Foreign Currencies

End of period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies.

g. Income Taxes

The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. As such, the results of the Company's operations are included in the U.S. federal, state, and local income tax returns of Commerzbank AG New York Branch (the "Branch"). On a pro forma basis, the Company discloses an estimate of the income tax expense or benefit and the tax account balances it would have if it had been treated as

a separate company for US federal and state income tax purposes in accordance with ASC 740. Pursuant to this provision, a company is required to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of its assets and liabilities as well as to account for the uncertainties with respect to tax positions expected to be taken in the US tax returns of the Branch that relate to the operations of the company. A valuation allowance is established for any portion of its deferred tax asset for which a tax benefit is not expected to be realized.

The analysis of uncertain tax positions is the responsibility of the Branch. A tax provision is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes.

h. Pension and Other Post-retirement Benefit Plans

The Company participates in several retirement plans sponsored and administered by the Branch. The costs of these plans are charged to the Company as staff-related costs.

i. New Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board ("FASB") amended accounting principles related to defined contribution pension benefit plans (ASC 962) by providing guidance in classifying and measuring loans to participants. The Company's adoption of this amendment in 2010 did not have a material effect on its statement of financial condition.

In July 2010, the FASB amended accounting principles related to disclosure about the credit quality of financing receivables (excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost or fair value) and the allowance for credit losses (ASC 310) effective 2011 for nonpublic entities. This amendment requires an entity to provides more robust and disaggregated disclosures about the credit quality of its financing receivables and its allowances for credit losses. The impact of this amendment is being analyzed, but the Company does not expect it to have a significant effect on its statement of financial condition.

In February 2010, the FASB amended accounting principles related to certain recognition and disclosure of subsequent events for public entities (ASC 855) effective 2010. The amendment did not affect the Company's statement of financial condition.

In January 2010, the FASB amended accounting principles related to fair value measurements and disclosures (ASC 820). The amendment requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reason for the transfers, which is effective in 2010. In addition, the amendment requires an entity to present separately information about purchases, sales, issuances, and settlements in the reconciliation for Level 3 fair value measurements, which is effective in 2011. Adoption of the part of the amendment effective in 2010 has been reflected on the statement of financial condition. The remaining part of

the amendment effective in 2011 is not expected to significantly affect the Company's statement of financial condition.

In June 2009, the FASB amended accounting principles related to derecognition criteria for the transfer of financial assets (ASC 860) effective January 1, 2010. Among others, the amendment modified the conditions under which a transfer of financial assets in which the transferor surrenders control over the financial assets is accounted for as a sale. Adoption of this amendment did not significantly affect the Company's repurchase and reverse repurchase agreements and securities borrowed and loaned transactions or the Company's statement of financial condition.

3. Related Party Transactions

The Company engages in transactions with affiliates in the ordinary course of its business, which are governed by agreements among the parties. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions amongst wholly unrelated parties. Management believes the pricing and allocation methods used are reasonable and appropriate.

The Company has obtained $300 million in regulatory capital in the form of subordinated borrowings from Commerzbank AG Grand Cayman Branch. This balance reflects the repayment of $100 million on October 12, 2010, which was funded by a $100 million equity capital contribution from Commerzbank AG. The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized, uncommitted line of credit totaling $1.3 billion with an affiliate for which it pays no fees, and invests excess funds with affiliates in the form of reverse repurchase agreements.

At December 31, 2010, amounts due from or to affiliates are as follows (in thousands):

Due from affiliates	
Cash	$ 39
Securities purchased under agreements to resell	1,832,522
Securities borrowed	2,312,841
Collateral accepted for securities loaned	4,496,347
Accrued interest and dividends receivable	7,104
Other assets	10,133
Due to affiliates	
Short-term bank loan	$ 485,000
Securities sold under agreements to repurchase	592,343
Securities loaned	919,920
Obligation to return collateral accepted for securities loaned	4,496,347
Payable to broker-deals and clearing organizations	781,001
Payable to customers	495
Accrued interest and dividends payable	4,096
Accounts payable, accrued expenses, and other liabilities	4,029
Subordinated borrowings	300,000

4. Short-Term Bank Loan

At December 31, 2010, the Company has a $1.3 billion uncollateralized, uncommitted line of credit with an affiliate. At December 31, 2010, the Company's outstanding uncollateralized borrowing due to an affiliate is as follows (in thousands):

	Interest rate	Amount
Return date:		
January 3, 2011	0.40	485,000
		$ 485,000

The loan was repaid on the return date.

5. Fair Value of Assets and Liabilities

In accordance with ASC 820, the Company groups its financial assets and financial liabilities measured at fair value in three levels based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 securities include U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets. Level 3 securities are thinly traded equity securities and investments.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2010, are as follows (in thousands):

	Fair Value Measurements at Reporting Date Using			
Description	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)	Total
Assets				
Securities received as collateral	$ 4,628,686	$ -	$ -	$ 4,628,686
Financial instruments owned				-
U.S. government	24,101	-	-	24,101
Equities	-	-	163	163
Total	4,652,787	-	163	4,652,950
Liabilities				
Obligation to return securities received as collateral	4,628,686	-	-	4,628,686
Financial instruments sold, not yet purchased				
U.S. government	20,462	-	-	20,462
Total	$ 4,649,148	$ -	$ -	$ 4,649,148

The fair values of other financial assets and liabilities (consisting primarily of receivables from and payables to broker dealers, clearing organizations, and customers; reverse repurchase and repurchase agreements; securities borrowed and securities loaned; and short-term bank loan) are considered to approximate their carrying amounts because they have limited counterparty credit

risk and are short-term, replaceable on demand, or bear interest at market rates. At December 31, 2010, the fair market value of the subordinated borrowings was $300.6 million. There was no transfer into and out of Level 1 securities.

6. Receivable from and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2010, amounts receivable and payable to broker-dealers and clearing organizations consist of the following (in thousands):

Receivable from broker-dealers and clearing organizations		
Clearing organizations	$	55,451
Other		250
	$	55,701
Payable to broker-dealers and clearing organizations		
Net payable for trades pending settlement	$	47,459
Payable to non customers		781,001
	$	828,460

7. Trading Activities

The Company's trading activities are both customer driven and proprietary. Its activities include domestic and international brokerage, principal trading and syndicate participation. The Company's activities also consist of trading in U.S. government and agency securities, including both customer driven and proprietary transactions in bonds, futures, and repurchase contracts.

At December 31, 2010, financial instruments owned and financial instruments sold, not yet purchased, at fair value, include (in thousands):

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
U.S. government obligations	$ 24,101	$ 20,462
Equity securities	163	
	$ 24,264	$ 20,462

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver the financial instruments at contracted prices. These transactions may result in off balance sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the statement of financial condition.

Futures contracts sold have off balance sheet risk. In connection with these contracts, there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to the terms of the contracts. Because the margin on futures

contracts is adjusted daily with the applicable clearing brokers, credit risk on futures contracts is typically not significant. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument. The Company had no futures contracts outstanding as of December 31, 2010.

8. Employee Compensation and Benefits

The Company participates in the Branch employee retirement plans. Substantially all employees of the Company participate in the plans, and employee contributions to the 401(k) Plan are matched up to a specified limit. The Company also participates in several award plans for employees for which $1.9 million was accrued at December 31, 2010.

9. Subordinated Borrowings

At December 31, 2009, the Company has $200 million of subordinated borrowings outstanding with Commerzbank AG Grand Cayman Branch under two subordinated note agreements which are due on April 15, 2012. The $150 million loan bears interest at three month London Interbank Offered Rate ("LIBOR") plus 90 basis points and the $50 million loan at three month LIBOR plus 60 basis points.

The Company also has a revolving subordinated credit agreement for $250 million with Commerzbank AG Grand Cayman Branch with a scheduled maturity date of April 15, 2012. The subordinated credit agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings. As of December 31, 2010, the Company has borrowed $100 million, which bears interest at three month LIBOR plus 60 basis points. This balance reflects the repayment of $100 million on October 12, 2010, funded by a $100 million equity capital contribution from Commerzbank AG.

The subordinated notes and the revolving subordinated credit agreement have been approved by the Financial Industry Regulatory Authority (FINRA) for use by the Company in computing its net capital under the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The borrowings may not be repaid if such repayments would cause the Company to fail to maintain minimum regulatory capital.

10. Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in the Branch's U.S. federal income tax return. The income from the Company's operations is subject to state and local taxation in the various jurisdictions in which the Branch files income tax returns.

The Branch has not allocated to the Company any income tax expense/benefit. In light of the Branch having recorded a full valuation allowance against its deferred tax assets, management believes that it is more likely than not that the Company's net deferred tax assets will not be utilized at the Branch's level. Due to this and there being no agreement or intention of Commerzbank AG to allocate income tax expense/benefit to the Company, the Company is not reflecting an amount of deferred tax asset in this footnote. Assuming no valuation allowance against deferred tax assets existed at the end of the prior year and the current year, the Company would have had total tax expense of approximately $1.1 million calculated by applying a combined federal and state and local tax rate of 45.5% to the Company's pretax book income adjusted by permanent differences.

The difference between this amount and the amount computed by multiplying pre-tax book income by the US federal statutory rate of 35% is primarily related to state and local taxes and certain expenses deductible for tax and not for book purposes.

Temporary differences of the Company for which no deferred tax assets have been recorded primarily relate to net operating loss carryforwards, temporary differences from lease obligations and compensation related expenses.

The Company had no unrecognized tax benefits and consequently had not accrued interest and penalties related thereto at the beginning or end of 2010. The Company does not expect its unrecognized tax benefit balance to change significantly within the next 12 months. New York State and New York City are principally where the Branch is subject to state and local income taxes. The Branch is currently under a Federal examination for the year 2008 and a New York State examination for the years 2005 through 2007. No significant issues have been raised as of December 31, 2010. For the remaining jurisdictions, 2007 through 2009 remain subject to examination.

11. Commitments and Contingencies

There are legal actions unasserted and pending against the Company arising out of its normal business operations. In the opinion of management, after consultation with outside counsel, the outcome of these matters will not result in a material adverse effect on the Company's financial position.

Affiliates have entered into long-term lease agreements to rent office space, which the Company rents from them on a month-to-month basis.

At December 31, 2010, the Company has commitments to purchase U.S. government obligations under repurchase agreements with notional amounts of $200 million.

12. Resale and Repurchase Agreements

The Company enters into repurchase agreements that mature on the same date as the securities. The Company accounts for these transactions as sales of the securities in accordance with the accounting standard for transfers and servicing. As of December 31, 2010, $630 million of securities in association with such repurchase agreements were derecognized and $15.1 million in association with such repurchase agreements were recorded as other liabilities in the statement of financial conditions.

13. Collateral

At December 31, 2010, the approximate fair values of collateral received that can be sold or repledged by the Company, before reflecting the $565 million impact of ASC 210-20, are (in thousands):

Sources of collateral	
Securities purchased under agreements to resell	$ 2,968,247
Securities received in securities borrowed vs. cash transactions	7,125,415
Securities received in securities borrowed vs. pledged transactions	2,338,889
Securities received in securities loaned vs. pledged transactions	4,628,686
	$ 17,061,237

At December 31, 2010, the approximate fair values of the portions of collateral received that have been sold or repledged by the Company, before reflecting the $565 million impact of ASC 210-20, are (in thousands):

Uses of collateral	
Securities sold under agreements to repurchase	$ 2,673,707
Securities loaned out in securities loaned vs. cash transactions	5,664,967
Securities loaned out in securities loaned vs. pledged transactions	5,079,632
Collateral pledged out from securities borrowed vs. pledged transactions	978,546
Collateral pledged out to clearing organizations	21,510
	$ 14,418,362

14. Off-Balance Sheet Risk, Concentration of Credit Risk, and Certain Other Risks and Uncertainties

Credit Risk

The Company's trading activities expose it to credit risk. This risk arises from the possibility that counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks, and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty nonperformance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery versus payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer nonperformance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period and for margin customers thereafter.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made. However, based on experience, the Company expects the risk of loss to be remote.

Market Risk
Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, and foreign currency exchange rates, as well as market volatility and illiquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

Operational and Support Risk
As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

- Operational/Settlement Risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance, and/or settlement, or the inability to process large volumes of transactions.

- Technological Risk – the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.

- Legal/Documentation Risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.

- Financial Control Risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

15. Regulatory Requirements

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the SEC. In connection with the SEC's Customer Protection Rule (Rule 15c3-3), $54.0 million of U.S. Treasury securities have been segregated in a special reserve bank account for the exclusive benefit of customers at December 31, 2010.

The Company is also subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute its net capital under the "alternative method" permitted by the Rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). At December 31, 2010, the Company's net capital was $671.2 million and was $670.2 million in excess of its required capital of $1 million. The Company had no aggregate debit balances arising from customer transactions at December 31, 2010.

16. Subsequent Events

The Company has performed an evaluation of subsequent events through March 10, 2011 which is the date the financial statements were issued. As of March 10, 2011, the Company is in the process of extending the maturity date of subordinated borrowings from April 15, 2012 to April 15, 2017. There have been no other subsequent events that occurred during this period that would require recognition in the statement of financial condition as of December 31, 2010.

March 10, 2011

Regulatory Requirements – Additional note to Statement of Financial Condition (unaudited)
In accordance with SEC Rule 17a-5 (c)(2)(iv)/01, at January 31, 2011, the Company's net capital was $642.4 million, which was $641.4 million in excess of its required capital.

Additional copies
A copy of our December 31, 2010, audited statement of financial condition filed pursuant to SEC Rule 17a-5 under the Securities Exchange Act of 1934 is available for examination at the New York regional office of the SEC and our principal office located at 2 World Financial Center, New York, NY 10281.

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